

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

Via E-mail
Stuart A. Miller
Chief Executive Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

   RE: **Lennar Corporation**
      Form 10-K for the Fiscal Year Ended November 30, 2010
      Filed January 31, 2011
      Form 10-Q for the Fiscal Quarter Ended February 28, 2011
      Filed April 11, 2011
      File No. 1-11749

Dear Mr. Miller:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terence O'Brien

         Terence O'Brien
         Accounting Branch Chief